Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 24, 2006

By Federal Express

06015506

SUPPL

RECEIVED
2006 JUL 26 P 3:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Fina
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Spring and Summer 2006 editions) [English translation]."

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

Enclosure

# SC NEWS

Newsletter of Sumitomo Corporation

No. 158 Spring 2006



CONTENTS





Sumitomo Corporation

# Safety and Peace of Mind

## Hisahiko Arai, Managing Executive Officer & General Manager, Materials & Real Estate Business Unit

*Each of Sumitomo Corporation's nine business units is developing business that maximizes the company's integrated corporate strength. Our short interviews with the general managers of these business units reveal their passion and strategies. This eighth installment introduces Managing Executive Officer and General Manager Hisahiko Arai of the Materials & Real Estate Business Unit.*

### How is the Materials & Real Estate Business Unit exercising "integrated corporate strength"?



Hisahiko Arai

Our business unit is involved in two major fields. One is that of materials and supplies, which includes cement, lumber and building materials, pulp and paper, woodchips, and tires. The second is construction and real estate, which involves supplying office buildings, commercial facilities, condominiums, and other forms of social infrastructure to corporate and individual customers. One aspect of our real estate operations is the promotion of our own unit's business in the area of building materials. In addition, I have instructed the members of our unit to maintain close contact with other business units so as to tap opportunities for synergy. An example is the exchange of information with those involved in the retail business of the Consumer Goods & Service Business Unit concerning the availability of retail space in our developments. Another example is our supply of big tires for the large-scale equipment being used at Sumitomo Corporation's Batu Hijau copper mine development project in Indonesia. Integrated corporate strength is always necessary in the process of generating added value through information and physical objects.

### Your business unit serves a broad range of markets. How are you tackling changes and making strategic moves for the future?

For one thing, we are making active use of mergers and acquisitions as a tool to accelerate our offensive-mode management in tackling changes in the business environment. In addition, we are moving ahead with the construction of new business models. In November last year we acquired TBC Corporation, the biggest wholesale and retail seller of tires in North America. This is the culmination of thirty-five years of developing our wholesale tire business in the North American market. Meanwhile, within Japan we have secured the top spot in the building materials industry through the merger of our subsidiary Sumisho Building Materials Co. with the Building Materials Group Division of Mitsui & Co. to create Sumisho & Mitsuibussan Kenzai Co., which is now the top company in this field. Also, we have added laminated-wood manufacturer Seven Industries Co. and insulated metal panel manufacturer IG Kogyo Co. to our group, completing a value chain extending from manufacturing through retailing. We intend to keep actively considering M&A candidates that match our unit's business strategies. And in the real estate business, we have implemented a new business model in which we supply our capabilities in project development and management and investors supply the funds. With initiatives like these we are developing our businesses dynamically in line with the changing environment.

### How are you working toward realizing "prosperity and dreams"?

In the period ahead I expect that we will see increasing weight placed not only on comfort in everyday life but also on the achievement of safety and peace of mind in terms of both "hard" (physical) and "soft" (intellectual content) aspects. In our real estate business, I believe our supreme mission is to construct and firmly support valuable social infrastructure in the form of buildings and thereby contribute to the achievement of prosperity and dreams for the people who live, work, and play there. Our materials and supplies operations are also performing a key role in this connection through the provision of interior materials, bath and kitchen equipment, and the like. Another issue that relates directly to prosperity in the broad sense of the term is the environment. For example, the woodchip materials we supply for papermaking are almost entirely from environment-friendly plantation forests.

I believe that resource-recycling businesses are also contributing to the achievement of broadly defined prosperity. The activities our unit is pursuing in this area include the operation of used-paper yards, in which we hold top place, and the promotion of biomass energy. It is my hope that we can do our part in helping to realize prosperity and dreams through activities of this sort.

# A New Focus on Japan's Asian Gateway



*The Kyushu-Okinawa region is at the southwestern end of Japan, the ideal location for doing business with the fast-growing economies of East Asia. Sumitomo Corporation's newly consolidated regional operations subsidiary here aims to tap this potential and help develop Kyushu's strong IT and auto industries. We asked President Toshio Yoshimoto about the new company's business.*


Sea of Okhotsk

Sumitomo Corporation Kyushu Co., Ltd., is an autonomous regional subsidiary created last October by consolidating the operations of Sumitomo Corporation's Kyushu-Okinawa Regional Business Unit with those of a set of subsidiaries that had developed along with this region's economy: Sumisho Machinex Kyushu, Sumisho Chemicals & Plastics Kyushu, Sumisho Management Kyushu, and Sumisho Infra Service. The aim is to serve the region more closely.

The autonomy of the organization allows us to offer services more speedily and with more precise tailoring than before, conducting business in a customer-centered manner. Our vision is of a company that will grow along with the people of Kyushu and Okinawa and play a part in the development of this region's economy, linking it with the rest of the world and making good use of the SC Group's integrated corporate strength, close local ties, and other distinctive know-how in all our fields of business. Also, with the consolidation of our previous subsidiaries, we are able to deploy a strong lineup of products.

Maintaining close contacts with the SC Group's global network and highly expert staff, we intend to push even harder to present Kyushu's appeal as the "gateway to Asia."


MONGOLIA
CHINA
SOUTH KOREA
JAPAN
AFGHANISTAN
PAKISTAN
NEPAL
BHUTAN
Kyushu/
Okinawa
Taiwan
LAOS
INDIA
MYANMAR
THAILAND
VIETNAM
CAMBODIA
PHILIPPINES
SRI LANKA
MALAYSIA
BRUNEI
SINGAPORE
INDONESIA

**Trade between Kyushu and India**


Exports and imports (¥ billion)
Trade balance (¥ billion)
Exports
Imports
Trade balance
30
25
20
15
10
5
0
12
6
0
-6
-12

| | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Exports | 13.4 | 22.7 | 23.4 | 22.4 | 14.1 | 14.1 | 13.8 | 14.7 | 14.2 | 17.0 |
| Imports | 16.2 | 22.7 | 26.6 | 22.7 | 17.9 | 24.2 | 21.3 | 18.2 | 19.4 | 23.8 |
| Trade balance | -2.8 | 0 | -3.2 | -0.3 | -3.8 | -10.1 | -7.5 | -3.5 | -5.2 | -6.8 |

Source: Ministry of Finance trade statistics.

## Linking Kyushu Directly to the East Asian Region

The Kyushu-Okinawa region enjoys an advantageous location. It is just a short step from here to Taiwan, South Korea, and mainland China. In addition, this is Japan's natural gateway to the fast-growing economies of Southeast Asia and the vast Asian market beyond China, including India, Pakistan, and Afghanistan. Fukuoka, Kyushu's biggest city and the location of our company's head office, has Japan's third-biggest international airport in terms of passenger volume, with flights to 22 overseas destinations. The "Shanghai Super Express" service, operated by a joint venture among companies including Sumitomo Corporation, offers marine transportation between Fukuoka and Shanghai in just 26 and a half hours. And a high-speed passenger ferry links Fukuoka to Busan in 2 hours and 55 minutes. This location, which makes it possible to take a business trip to another Asian country and return on the same day, is clearly a major plus for the region's development.

I have only been working in Kyushu for a few months, but last November I went with a large group of 38 people on a trip to India. The group was headed by Fukuoka Mayor Hirotaro Yamasaki and included academics from Kyushu University and representatives of the business world, including Kyushu Electric Power and up-and-coming new firms in the information-technology field. We traveled to New Delhi, Chennai, and Bangalore, home to a large concentration of IT businesses. I worked in India for three and a half years immediately before coming to Kyushu, and I have been maintaining my ties



Toshio Yoshimoto, President
Sumitomo Corporation Kyushu

to businesspeople in various parts of the country. Working with Sumitomo Corporation headquarters and SC India, I was able to provide assistance for the group in areas like local support staffing and information gathering. I am hoping to be able to offer new forms of cooperation and ideas in the period to come.

India's exports to Japan are now said to be more than $18 billion a year, and they are continuing to grow. Kyushu accounts for a quarter of Japan's semiconductor production, and it has a concentration of about a thousand companies involved in all aspects of this business, from development and design through manufacturing and sales; this has won it the nickname "Silicon Island." Also, many of the island's prefectures have gigabit-class networks, and it is connected by high-speed undersea cable to South Korea. So the environment for IT-related activities is superior to that of other parts of the country.

Development of the fast-growing IT field and other areas of new technology requires cooperation among the government, businesses, and academia. Kyushu has a good collection of high-quality universities, public-sector research institutions, and private-sector research facilities. Over the past couple of years alone, the number of industry-government-academia joint research and development projects has tripled. And there are possibilities for even greater advances through local-to-local interaction with the emerging economies of other Asian countries.

Kyushu is the only place in Japan where the announcements in the Shinkansen bullet trains are made in Chinese and Korean as well as Japanese and English. This reflects the fact that the island hosts so many Asian visitors, who come here for a variety of purposes, including business, study, and tourism. A number of deregulatory initiatives are currently advancing in connection with the Fukuoka-Asia Business Special Zone for Structural Reform, such as extended visa periods for foreign researchers and 24-hour customs procedures, aimed at turning this into a focal point for Asian business. As a result of developments like these, I believe that Kyushu will become an indispensable presence on the East Asian scene.

## Japan's "Car Island" and Research Hub

Kyushu accounts for 11% of Japan's total area and also of its total population and for 9% of its total production value and export value. It is often called the "one-tenth of Japan" economy. We believe that the island has greater potential, and at Sumitomo Corporation Kyushu we intend to do what we can to help realize this.

Our biggest focus of attention for the period ahead is development of automobile-related businesses. The earnings base of the auto industry value chain is an important element for Sumitomo Corporation as well, and the parent company has a corps of highly

**Locations of Overseas Operations of Kyushu Companies, 2004**


Other
5.1%
EU
7.3%
North America
14.4%
Asia
73.3%

Source: Kyushu Bureau of Economy, Trade, and Industry.

**Overseas Operations Established by Kyushu Companies**


60
50
40
30
20
10
0
14
20
12
32
15
35
22
39
51
48
46
22
18
19
20
20
29
19
13
1986
87
88
89
90
91
92
93
94
95
96
97
98
99
2000
01
02
03
04

Source: Kyushu Bureau of Economy, Trade, and Industry.

# A New Focus on Japan's Asian Gateway

expert employees in this field, who are constantly advancing as a superior group of professionals. If we can fully deploy this know-how in Kyushu, I expect that it can serve as a major pillar of growth for our new company. The auto industry has a very broad range of supporting industries; its operations require concentrations of businesses in fields like procurement, parts manufacturing, assembly of completed vehicles, sales, repairs, used cars, and tires. Japan's big three automakers are already operating in Kyushu, and parts manufacturers have been moving to set up plants here. The industry's annual shipments are now on the order of ¥1 trillion a year, making it a core element of the Kyushu economy.



Kyushu actually has a long history as a center of heavy industry in Japan. Our company's organizational predecessor, the Kyushu-Okinawa Regional Business Unit of Sumitomo Corporation, had been doing business for many years with leading manufacturers in this region, including the steelmakers of Kita-Kyushu, the shipbuilders of Nagasaki, and the chipmakers of Miyazaki and Kagoshima. If we can build on this store of experience and build a new set of value chains unique to Kyushu through business dealings with East Asian countries, promotion of investment by new ventures, and promotion of direct transactions, it should be possible to achieve dramatic expansion of our earnings base. Though there are many issues that remain to be tackled, I am certain that the future potential is truly great.

## Developing Human Resources

To wrap up, I would like to briefly explain about Kyushu's existing transportation infrastructure and the organizational setup of our own company.

The Kyushu region, including Okinawa Prefecture, has a well-developed transportation infrastructure, including 33 airports, 1,000 kilometers of expressways, 25 major ports, and a Kyushu Shinkansen bullet train line that, when completed in 2011, will span the island from north to south. Taking advantage of the good transportation links, Sumitomo Corporation Kyushu has started with branch offices in Nagasaki, Okinawa, Kita-Kyushu, and Minami-Kyushu (Kagoshima), along with our headquarters in Fukuoka. We have 120 employees, of whom only about 20 are dispatched from Sumitomo Corporation proper. The high share of local staffing reflects our determination to make this a locally based company that will operate in such a way as to contribute to the economic development of the Kyushu-Okinawa region. Everything that we do as a *sogo shosha* (integrated trading company), including the gathering and analysis of information, risk management, network building and coordination, and the creation of new businesses, centers on the use of human resources. The key to winning the confidence of our counterparts is our ability to deploy personnel who are deeply versed in the particulars of each business transaction that we undertake.

I have spent many years working overseas, and I have found that most of the regional heads of global corporations are residents or natives of the regions in question. In order to find and nurture business opportunities, it is crucial to have people who are familiar with local conditions. I am originally from Kagoshima in southern Kyushu myself, and our company's plans call for the ongoing hiring of people who know this region well.

Sumitomo Corporation Kyushu represents a fresh start in this region. I take every opportunity to stress to our employees what a great chance it is to be one of the starting members of the new company. Few businesspeople have this sort of opportunity to be founding members of a leading regional enterprise. And I think that there are probably few companies whose objectives are as clear as ours. We are now all working together to develop our human resources in a way that will match these objectives and to create a corporate culture that will match the Kyushu environment. I invite you all to look forward to our future performance.



Sumitomo Corporation Kyushu imports clothing and a variety of other products from China and India.

# Teaming Up with the University of Tokyo

In December 2005 Sumitomo Corporation established a research division named the "Value Creation Initiative (Sumitomo Corporation)" within the University of Tokyo's Research into Artifacts, Center for Engineering, or RACE. It is the first such research division to be set up there by a *sogo shosha* (integrated trading company). RACE has been carrying out long-range research in such areas as technology, society, and human engineering from a wide range of perspectives. The project that we have launched there aims to create new value by promoting research into the technologies that will become necessary to achieve a "sustainable society" in the future, addressing the fields of information technology, energy, and the environment.



University of Tokyo President Komiyama at the January 18 lecture

Sumitomo Corporation is approaching this initiative as a company-wide project. It involves four business units—Machinery & Electric; Media, Electronics & Network; Chemical; and Mineral Resources & Energy—and the Global Environment Dept. and is being conducted under the auspices of the Companywide Project Promotion & Support Committee, which was established to identify and back up undertakings of major significance and impact for Sumitomo Corporation as a whole. It will acquire knowledge for use in the search for new value by putting together our company's integrated corporate strength and the integrated technological research strength of RACE and the rest of the University of Tokyo, working to anticipate changes in social systems.

The Value Creation Initiative has a full-time faculty of six: one professor, one associate professor, and three research associates along with a researcher dispatched from Sumitomo Corporation. It will conduct research over a period of three years and four months. Sumitomo Corporation is providing all the necessary funding, which comes to a total of ¥240 million.

### Pooling Corporate and Academic Prowess

Technological development up to now has tended to focus just on the objectives and functions of particular technologies, and in the course of the development process we have seen the emergence of various unexpected side effects, such as cyber crime and global environmental problems. We need to shift to a more perspicacious approach that will consider a broad range of factors, including changes in lifestyles, society, and the environment. Taking the view that technology is an important component of business strategy, Sumitomo Corporation has approached the task of discovering and commercializing new technologies on the basis of a company-wide support system. Our view is that in order to create new businesses and achieve a "sustainable society" for the future, it is essential to conduct cross-disciplinary, concentrated research that goes beyond engineering to encompass economics and sociology on an integrated basis. And we decided that cooperation with RACE would be extremely effective for this purpose.

Sumitomo Corporation will use RACE's base of cross-disciplinary business-academic research capabilities for the promotion of its technology strategies. RACE will take advantage of Sumitomo Corporation's base of ties with industry and the experience that our company has accumulated through its business activities, seeking the way to the creation of value in the design, production, distribution, and use of artifacts such as industrial products and to the launching of new industries.

### Commemorative Lecture

On January 18 a commemorative lecture session was held on the University of Tokyo's Kashiwa Campus to mark the launch of the initiative. The lecture was delivered by President Hiroyuki Yoshikawa of the National Institute of Advanced Industrial Science and Technology (former president of the University of Tokyo). It was attended by about 50 people, including President Hiroshi Komiyama of the University of Tokyo and General Manager Shingo Yoshii of the Media, Electronics & Network Business Unit, Sumitomo Corporation. In his greetings, President Komiyama spoke highly of Sumitomo Corporation's foresight and expressed great hopes for the future results of this initiative.



President Yoshikawa of the National Institute of Advanced Industrial Science and Technology delivers his lecture.



The lecture was followed by a reception.

# Communication and Teamwork: Sumitomo Corporation's Strength

***Sumitomo Corporation is aiming to win the firmer trust of its stakeholders through increased transparency in its management and through its commitment to unfailing achievement of the targets that it has set. As one means of promoting communication with stakeholders, the company last year started holding meetings for individual investors. At the session held in Tokyo this February, attended by about 650 people, President and CEO Motoyuki Oka discussed the company's achievements and prospects. He then had a dialogue with the well-known journalist Seiichi Takarabe. Here we present selections from the dialogue.***



Journalist Seiichi Takarabe

**Takarabe:** *Sogo shosha* [integrated trading companies] have been handling just about every product imaginable for a very long time. In recent years your performance has been improving; is this attributable to some concrete change?

**Oka:** There has been no change in the fact that we handle just about every product imaginable. The range of our activities continues to be broad. But within each of our various fields we've been reexamining the profitability and future prospects of the businesses in which we are involved, based on which we've been conducting selection and concentration.

In 1998 we adopted "risk-adjusted return ratio" as a company-wide yardstick for measuring earnings relative to risks. We've used this to review each of our businesses, and we've been raising our earning power by shifting our assets from less profitable fields to more profitable ones.

The business foundations and diverse functions of our company as a *sogo shosha* have not changed substantially from the past. What has changed, though, is that unlike the past, when each element of our business foundations and functions tended to exist in isolation from the others, now we have identified integrating them together strategically and organically to provide diversified values to meet customer demand as "integrated corporate strength," which we have defined as our core competence. In order to expand our businesses we must leverage this strength to the maximum, and we have been spreading awareness of this among all of our employees.

**Takarabe:** How does your "integrated corporate strength" differ from the "cross-function" concept of Nissan Motor, which refers to functions that work across divisional lines?

**Oka:** Fundamentally it's the same sort of idea. At Sumitomo Corporation as well, we are sharing information among our business divisions and expanding our operations on a cross-divisional basis. For example, in the field of motor vehicles, previously we were only involved in exporting finished products to other countries, but now we're also supplying a variety of products to automakers: steel sheet from our metal division, parts from our automobile division, and parts-manufacturing equipment from our machinery division. Overseas, meanwhile, we're now involved in auto dealerships and the auto loan business. And within Japan one of our subsidiaries is Sumisho Auto Leasing, which is number two in the field and is a major buyer of vehicles from automakers.

It's in ways like this that we are utilizing our integrated corporate strength and expanding our businesses in a multifaceted manner.

**Takarabe:** The traditional image of *sogo shosha* employees is one of highly individualistic people who do not readily accept instructions. How have you been able to spread your corporate strategies among the ranks?

**Our Core Competence: Integrated Corporate Strength**



Creation and Provision of Diversified Values to Meet Customer Demand
Strategic and Organic Integration
Logistics Solutions
Risk Management
Financial Services
IT Solutions
Business Development
Intelligence Gathering and Analysis
Continual Enhancement of Functions
Based on Sumitomo's 400-year history
Integrity
Intellectual Capital
Skilled personnel, experience, know-how
Global Network
Global Relations
Over 140 locations and a total of 893 subsidiaries and associated companies
Continual Strengthening of the Business Foundation
Over 100,000 business partners around the world across all industries

**Oka:** I've made hundreds of visits to the front lines and repeatedly explained our aims. In addition to having a large number of employees, we also have many subsidiaries and affiliates, and just writing a strategy on paper and sending it around has almost no effect. It's essential to go and meet people directly, talk to them repeatedly, get them to understand, and at the same time, get them to accept what we are trying to do. We call this process *Genbaka*, which means conveying corporate strategy throughout all our *genba*, or sites on the front lines of our operations. It's something on which we place high priority. Unless the employees accept what we're trying to do, our strategies won't result in action.

**Takarabe:** At superior manufacturing companies, the president frequently visits the production lines, but I'm impressed to hear that the president of a nonmanufacturing firm like yours is similarly visiting the front lines.

Next I'd like to ask you about the so-called BRICs [Brazil, Russia, India, and China], which are the focus of much attention these days. What is your view of these countries, and what sort of business opportunities do you see them as offering?


Motoyuki Oka, President and CEO
Sumitomo Corporation

**Oka:** The BRICs are certainly growing fast macroeconomically, and we consider them to be very important markets. But at the current stage our businesses in these countries are not contributing very much to our earnings. We need to look at them in the context of our longer-term strategies, considering both time frames and business fields.

About four years ago we sent nine missions to China, and since then we've been following up there. China is huge, and it's not practical to look at it as a homogeneous market. So we need to consider different regions separately and think about what fields we are going to pursue in each.

Many Japanese electronics and automobile manufacturers have set up operations in China, and we've expanded our steel service center business to serve them. In addition, we've been focusing on building up our logistics network there. We're also looking closely at the field of environmental business. China now has serious problems of water and air pollution, and we're hoping to be able to contribute to solving them through our business.

We've been focusing on Russia as a supplier of resources like coal, natural gas, oil, and uranium. It also has tremendous forestry resources. We're already involved in a lumber-processing business in Russia's Maritime Province, supplying laminated wood to Japanese makers of construction materials.

Two years ago we sent four missions to India, and I've been there myself. This is a country with a high growth rate, but we think it will take a bit more time for it to improve its infrastructure for business activities. Our fields of business activity there will probably be rather limited.

**Takarabe:** In closing, let me ask you what Sumitomo Corporation's strength is.

**Oka:** Sumitomo Corporation is the heir to the Sumitomo Business Spirit, which has been passed down as an uninterrupted current for four centuries. And the most important element of the Sumitomo Business Spirit is integrity. The emphasis on this is something that has been shared and handed down as part of our company's genes; our everyday activities are based on this.

In terms of core competence, there may not be a great difference between our company and the other *sogo shosha*. The difference comes from how we put our competence to work—in other words, how we leverage our integrated corporate strength. To succeed in this rivalry, it's crucial for all of our employees to communicate properly with each other, share information and strategies, and display teamwork in their activities. And it's important for the head of each organization to exert ongoing efforts for the thorough achievement of good communication. I've been striving to set an example as the head of the company as a whole. I am proud of our communication and teamwork; these, I believe, are our company's strength.


Meeting for individual investors in Tokyo

# MS Communications Co., Ltd.

## Japan's biggest seller of mobile phones is developing itself into a provider of "mobile solutions"

MS Communications Co., Ltd., was formed in July 2001 through the merger of Sumisho Telemate Co., Ltd., and MC Telenet Co., Ltd. Sumitomo Corporation and Mitsubishi Corporation each own 50%. In July 2005 it acquired Calsonic Communication Co., Ltd. The company is now Japan's top seller of mobile phones, with an annual sales volume on the order of 3.5 million units and sales value of approximately ¥300 billion. It has some 3,000 employees and about 480 stores. And it is continuing to grow.


NTT DoCoMo
au by KDDI
vodafone
WILLCOM
Products are offered for all carriers.

### Aiming to Be a "Mobile Solutions" Company

Japan has 90 million mobile phone users, about 70% of the total population, and the mobile phone market has been moving into a period of more moderate expansion. But a number of new developments suggest the possibility of another burst of growth. These include the introduction of mobile phone number portability (scheduled for November this year) and the start of new services like Osaifu-Keitai®, in which the handset serves as a "mobile wallet," and *wan-segu* (one-segment) terrestrial digital TV broadcasting tailored for mobile handset reception.

Another area with potential for further growth is the corporate market, which MS Communications is now working on as a major priority. The company is aiming to strengthen its earnings base not just through quantitative growth in existing fields but also by developing itself into a "mobile solutions" company through the active deployment of added-value services targeting corporate customers, which it is undertaking in cooperation with Sumitomo Corporation's Network Division.

### A New Mobile Phone Shop Targets Business Users

Most mobile phone outlets are located in local shopping districts, but last October MS Communications opened a new one in Tokyo's Triton Square, a modern complex consisting mainly of business offices (including the headquarters of Sumitomo Corporation). The idea is to bring the company's value-added services closer to corporate customers. Of course the shop also targets Triton Square's many office workers as individual customers.

With moves like these, Japan's biggest mobile phone retailer is working to serve its customers in new ways and to become Japan's top "mobile solutions" company.







The shop in Triton Square targets corporate users.

**A sample solution for a corporate user**

Management tool: MobileStar
Offers ASP (application service provider) service for integrated management, including optimization of rate plan, online handset orders, and call record tracking.

Mobile phone data management: MobileStar Secured Service
Keeps data, including address books and e-mail, on a central server, allowing use of thin-client handsets and preventing data leaks from lost handsets.

**COMPANY PROFILE**

**Name:** MS Communications Co., Ltd.
**President:** Toshiyuki Miyagi
**Address:** Sumitomo Ichigaya Bldg., 1-1 Ichigaya Honmura-cho, Shinjuku-ku, Tokyo 162-0845
**Telephone:** +81-3-3513-5911
**URL:** http://www.mscom.co.jp (Japanese)
**Businesses:** Sale of mobile phone handsets and lines; provision of related services


BUSTER
HOW MUCH
MOVING

# Taking the "Waste" Out of Office Removal

Plain Talk

More than half a million Japanese office workers move to new locations every year. And with every move comes a pile of items that are no longer needed. Sumisho Paper is helping companies make their moves in an environment-friendly manner, focusing on reuse and recycling.

Suppose your office is going to move, and you are put in charge of the removal project. In today's world of business, your first thought might be about what to do with all the office computers. And you would start looking for a moving company. Most people would probably figure that once the movers were picked, they would take care of all the rest. But not quite that simple.

In 2003 the Ministry of Environment issued a set of guidelines titled "The Handling of Waste Matter Resulting from Removals." According to these guidelines, it is illegal to entrust the disposal of unneeded materials to movers or other firms that are not licensed to dispose of industrial wastes. The legal responsibility for appropriate disposal of the item that are left over from an office removal rests with the company making the move.

So can this material just be thrown away? That leads to another problem: Trash places a burden on the environment. On top of that, disposal costs money. So what can you do?

## Sumisho Paper to the Rescue

Don't despair; a solution is at hand. Sumisho Paper Co., Ltd., originally established to promote recycling of paper products, is now helping corporate customers deal with their removal leftovers as part of its foray into the environmental conservation business. This company was established in 1978 by consolidating Sumitomo Corporation's paper and pulp division with Sumisho Packaging Systems Co., Ltd., a subsidiary that handled products ranging from paper and paperboard to packaging materials. Sumisho Paper has been developing original businesses to meet diverse needs by making maximum use of Sumitomo Corporation's integrated corporate strength and information power as a *sogo shosha* (integrated trading company), along with its own ability to focus on details and respond quickly as a specialized firm. Among the new businesses it has conceived is handling of office wastes. Through this business it is working both through the SC Group network and in tandem with an outside business partner to help reduce the volume of wastes and at the same time to cut costs, thereby meeting one of the needs of the "century of the environment."


Sold if possible;
remaining steel recycled.
→ Reuse
→ Recycle
Sold if possible;
remaining items broken up and recycled.
→ Reuse
→ Recycle
Recycled for papermaking;
documents dissolved
to prevent leaks.
→ Recycle
Intermediate processing
(sorting)
→ Recycle
Disposal


Recycle
Reuse
Disposal

Sumisho Paper's office waste handling system involves three major components. First is *reuse.* This is for electronic devices like computers, other office equipment and furnishings, wastepaper, and other items that can be resold in their existing forms. Second is *recycling,* which involves breaking up the items and using the materials in them as resources. Third is *disposal,* for items that can be neither reused nor recycled. The idea is to minimize both the burden on the environment and the cost of disposal. This is made possible by a staff of expert appraisers, who look carefully for items that can be reused or recycled. Sumisho Paper will also handle disposal of any remaining unneeded items, and if necessary it will assist with the paperwork for compliance with the relevant laws and regulations.

In an eight-case trial implemented in 2003, the system produced cost savings of 50% across the board. This was followed by the full-scale launch of this business. The company has already handled more than 180 cases, and it has achieved an 80% ratio of reuse/recycling, along with a cost-saving rate of about 40%.

## What's Needed, Where It's Needed

Gone are the days when a desk and a chair were all that an office worker needed to get started. In the past, a handful of makers of office equipment had the field to themselves, but now there are newcomers offering products and solutions aimed at meeting the contemporary demand for offices that are both efficient and conducive to improved employee motivation. And there is a buyers' market for office space. It is estimated that as many as 600,000 office workers move every year in Japan's major cities, reflecting the fact that companies are on the lookout for offices that are better located and will

offer better working conditions for their employees.

One company that has latched on to this development as a business opportunity is Officebusters Corporation, a company that buys and sells used copying machines, office furniture, and office electronic equipment. When Sumisho Paper handles an office move and classifies the unneeded items into the three categories of reuse, recycle, and disposal, Officebusters takes charge of the reuse category, buying the items that look usable and that can be resold for good prices.

Officebusters, which was founded in 2003, describes its mission as that of an "office reuse coordinator, delivering speed, savings, peace of mind, and confidence." It has aimed to standardize the prices for used office furniture and to increase the rate of recycling of office-related products. The recycling rate for automobiles in Japan is about 10%, but the rate for office products is less than 1%. Obviously this is a field where there is great room for growth.

Working as a team, Sumisho Paper and Officebusters are doing their best to provide "what's needed, where it's needed"—and, in doing so, to expand their environment-friendly office services.

## Finding and Meeting New Needs

Sumisho Paper's office waste handling system grew out of its efforts to develop environment-conscious businesses. This is still a new market, and there are many issues remaining to be addressed. But the company is able to close deals in about 80% of the cases in which it has the chance to present an offer; as this shows, it clearly has a solid product.

When presenting the service to potential customers, Sumisho Paper does not focus mainly on the cost-saving aspect. Instead it seeks to win the customer's understanding of the entire planning process, including such factors as the state of the market, the legal requirements, and environmental considerations. The company believes that it is crucial for corporate clients to be aware of these aspects relating to office removal.

One issue in growing the market for this service is to raise awareness of its existence. A concomitant of this is the gathering of information about prospective clients. And, needless to say, it is necessary to grasp customers' needs accurately. The fact that it is a new service for a new market certainly complicates matters.

How big or small should the company aim in terms of the scale of the moves that it targets for its services? And what do the customers want? The people at Sumisho Paper are wrestling with these questions—and aware that there are probably many points that they have not even thought of yet. But they are proud of the track record they have already achieved and confident that this is a service that meets a real need.

For Sumisho Paper, "environment" has been the starting point for finding new customers, targeting needs, and thereby establishing a market and expanding its services. Office waste handling is still a small undertaking, but by winning the trust of customers, the company aims to develop it into a major business. Expect to hear more about it in the future.

This article was written with cooperation from Isao Kitao of Sumisho Paper and Taro Amano of Officebusters Corporation.



### Company Information

**Sumisho Paper Co., Ltd.**
Telephone: +81-3-5166-7329
URL: http://www.sumishopaper.co.jp

**Officebusters Corporation**
Telephone: +81-3-5687-7029
URL: http://www.officebusters.com

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

## An Amazing Metropolis

### MEXICO CITY

*Ingrid Cabrera*



Can you imagine a place with more than 20 million habitants? Well, welcome to Mexico City! Too crowded, but it is a city full of joy, adventure, and a lot of mystery.

For many centuries Mexico City has been the center of the country, and it has also been the point where all the ideas and cultures merge. It is a place where great ambitions may come true. Hundreds of years ago this place was mostly covered by lakes, with just a small area of land. The Aztecs founded it as their capital, and since then the city has grown into an immense metropolis covering many of the former lakes.

As in other big cities, you will always find something to do in this amazing place. Possible destinations include large shopping malls where you can find anything you want and slick neighborhoods like La Condesa, where Mexicans gather to buy coffee and have nice long chats. In Coyoacan, a very special park in the south part of the city, you can have a typically Mexican lunch and then maybe buy some Mexican curiosities. Or you can take a boat called a *trajinera* and have a nice ride on the water without leaving the city!



Boats called *trajineras* course the city's scenic canals.

Mexico City also has several great museums, as well as a big castle located in the most important park of Mexico, Chapultepec Park. You can also see pyramids in the middle of the city.

For all those who have not been to Mexico, please do not hesitate to come. You will be sure to find nice weather, good food, and—the most important thing—fantastic people who will always treat you as if you were at home.



A great plaza in the center of the city

## Russia's Log Houses

### ST. PETERSBURG

*Yuri Altunin*



Russia is a country of wood. Eighty percent of the country's land is covered with forests. If you drive through typical Russian countryside, you will see that many people still live in wooden houses. We have had dramatic changes in our life over the past 10–15 years, but it seems that people stick to log houses and prefer them to modern houses of bricks and concrete.



A typical modern log house

Apart from being environment-friendly and cheaper, a log house has a couple more advantages that are not so obvious. If you come to your country house on the weekend, it takes you just one hour to heat it through. You do not need to heat up a hundred tons of concrete, which is very convenient—especially if it is minus 20 degrees (Celsius, of course!) outside and you just had a ride on skis. Also, log houses have a very special fresh smell inside due to their unique ability to let a bit of outside air come in, adding a slight fragrance of rosin and spruce.

It is delightful to relax in the *banya* (Russian sauna), take a little drink of vodka with some *bliny* (pancakes), and stretch yourself on top of the *pechka* at the end of a long day. The *pechka* is a kind of traditional stove with a very heavy and thick top; there you can sleep and wait for spring.

Even some fashionable places adopt the "log house" style. One example is the Podvorie restaurant near St. Petersburg. This place is famous because in 2000 recently elected President Putin had his birthday party there. Since that time, the restaurant has served a special "presidential set" including bear cutlet and moose stew.

# A Tokyo Cineplex That Welcomes Those with Disabilities

On December 3 last year, United Cinemas Co., Ltd., a subsidiary of the Media Division operating cinema complexes across Japan, received a letter of appreciation from the mayor of Tokyo's Nerima Ward for its contribution to the welfare of those with disabilities. The letter was presented at the ward's welfare awards ceremony, an annual event that recognizes people with disabilities who have been active in the local community and individuals and companies that have contributed to welfare of those with disabilities.



第29回障害者福祉大会




United Cinemas received a letter of appreciation last December at Nerima Ward's annual welfare awards ceremony.

United Cinemas opened a new cineplex, United Cinemas Toshimaen, in Nerima in July 2004. The letter of appreciation was in recognition of a number of features prepared for the people with disabilities to enjoy films at this complex. People can watch films in their wheelchairs; there are multi-use, wheelchair-accessible rest rooms; and there is parking for the disabled adjoining the cineplex. Above all, the letter spoke highly of the way in which the staff of the complex are thorough in helping the disabled to use all the available facilities. The nine-screen cineplex offers the latest in audio equipment and facilities for visual enjoyment. The entrance hall, with an attached coffee lounge, is full of light and a sense of spaciousness. The advanced design of the complex, which conveys a wholesome feeling and is quite a change from the traditional image of movie theaters, has won favorable recognition and awards from a number of architectural groups.



An entry greeting for the disabled

### "Barrier-Free" Both Physically and Emotionally

United Cinemas' management philosophy calls for contributing to the community and society through films and for supplying dreams to customers and sharing excitement with them; its employees are working together as one with the aim of creating "movie theaters that will be trusted and loved" by the people of the community. One disabled person who came to the Toshimaen complex submitted the following comment: "The response of the staff inside the complex was good. I sensed the importance not just of physical facilities that disabled people can freely use but also of the response of the staff and other emotional elements of a barrier-free establishment." This comment seems to represent a positive appraisal of United Cinemas' corporate vision and management philosophy.

United Cinemas is currently operating 15 sites around the country, and 3 more are scheduled to open in the greater Tokyo area this year and next. The company aims to further deepen and strengthen the hold of its corporate vision and management philosophy, developing and operating cineplexes that a broad range of moviegoers will continue to enjoy.

**Corporate vision**

We aim for movie theaters that will be trusted and loved by customers.

**Management philosophy**

We will contribute to the community and society through films.

We will supply dreams to customers and share excitement with them.

We will tackle challenges with "reliability" and "freshness" as our keywords.

### Subtitling Japanese Films

Since last year, Sumitomo Corporation has been including subtitles in the Japanese-language films for which it provides funding, such as *Hakase no aishita sushiki* (*The Professor and His Beloved Equation*). The aim is to allow those with hearing impairments to enjoy the films. And United Cinemas is among the theater operators that are actively showing them. This is part of Sumitomo Corporation's effort to contribute to society by creating a barrier-free cultural environment. The films also include a separate audio guide track for the visually impaired, supplied by Tokyu Recreation Co., Ltd.

Our aim is to create safe, convenient movie theaters that everybody can enjoy, whether they have disabilities or not. We hope our society will become one where this sort of thinking is a matter of course.

—Visual Media Dept., Media Division
Philanthropy Team, Corporate Communications Dept.



博士の愛した数式


Scenes from *The Professor and His Beloved Equation*
©"Hakase no aishita sushiki" Seisaku Iinkai

*Melbourne*

# AUSSIE VALUES: MATESHIP AND BARBIES

Here in Melbourne, supermarket checkout people and waiters in restaurants generally greet you with the words "How're you doing today?" And when you leave, they say, "See you later." This was not something I had experienced much in either America or Britain. Of course I was used to being addressed like that by friends and acquaintances, but I was a bit taken aback to hear these phrases from people I had never met before and would probably never see again.

At first I was at a loss as to how to reply. Asked "How're you doing today?" I thought, "Well, I've been pretty busy and I'm tired, so maybe I should say, 'I'm not very well.' But maybe that's too concrete. . . ." And sent off with a "See you later," I was nonplused, since it was unlikely our paths would cross again. Eventually, though, I realized that I shouldn't take these formulas literally. They were just expressions of Aussie "mateship."



A Melbourne cityscape

Nowadays Australia is a popular tourist destination, even for honeymooning couples, but back in the late eighteenth century, it was a harsher land than we can imagine from the Australia of today. The early settlers, few in number and facing a difficult climate and a vast wilderness, had to bond together and help one another if they were to survive. This, it is said, was the genesis of the prized Aussie value of mateship. "Mate" means "friend," and "G'day mate" is a common Aussie greeting.

**Aussie Idioms**

**barbie:** barbecue
**Down Under:** Australia
**fair dinkum:** really, truly; true, authentic
**No worries, mate:** it's OK; don't worry; you're welcome

## The Institution of the Barbie

"Barbie" is the Aussie abbreviation of "barbecue." But a barbie is not simply a barbecue. It is also, arguably, the most authentic Australian cuisine. The first time a friend said to me, "We're having a barbie this weekend. Would you like to come?" I was puzzled. "Barbie dolls? Why is he talking about Barbie dolls?"

On weekends in Melbourne, the banks of the Yarra River are dotted with families and friends enjoying barbies, beer or wine in hand. Public barbecue facilities have been set up along the river, and the steel griddle heats up when you insert coins. People cluster around the barbie, sipping drinks and plucking morsels from the griddle. This is the quintessential Aussie weekend pastime.

The major ingredients of a barbie are beef and sausages. The Japanese like marbled beef, but Aussies select low-fat, chewy cuts for barbies. When I first tried beef cooked on a barbecue griddle, it struck me as rather tasteless. But I soon discovered that when it is cooked and seasoned well, this food keeps you coming back for more.

You can tell what an honored place the barbie occupies in Aussie life if you step into a local bookstore. Go to the cookbook section and you will see a plethora of how-to books with titles like *How to Prepare a Flawless Barbie Every Time* and *Mister Turner's Barbie Secrets.*

Truly, a barbie is more than just a barbecue. There is no better way to spend time than enjoying a barbie with tried and true mates, beer in hand.

—Rui Kakuda
Melbourne Office, Sumitomo Australia Ltd.



A barbie by the Yarra

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku
Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

# SC NEWS

Summer 2006



CONTENTS





Sumitomo Corporation

# Integrating Sophisticated Functions

## Makoto Shibahara, Managing Executive Officer & General Manager, Financial & Logistics Business Unit

*Each of Sumitomo Corporation's nine business units is developing business that maximizes the company's integrated corporate strength. Our short interviews with the General Managers of these business units reveal their passion and strategies. This ninth installment introduces Managing Executive Officer and General Manager Makoto Shibahara of the Financial & Logistics Business Unit.*

### How is the Financial & Logistics Business Unit exercising "integrated corporate strength"?



Makoto Shibahara

For five years now our business unit has been seeking to earn profits not from physical products but from services, namely, finance and logistics. And I believe that we have been achieving solid development. The enhancement of these service-type functions, which are the main foundations for our earnings, depends not just on our own efforts at improvement but also on the growth of other product business units of Sumitomo Corporation. Of course we must meet the needs of the industries that these business units serve, but in addition we are now handling an increasing number of cases of new types, involving additional features. For example, together with the Automotive Division we have set up an investment fund on auto industry by utilizing both sophisticated financial expertise of Financial Service Division and the industry-wide network of our Automotive Division, aiming at investment profits in the field of automobile distribution where companies are expected to be regrouping in the period to come. Also, the Logistics & Insurance Business Division is diversifying its logistic services in cooperation with SC Group companies in response to needs on the product business division side for logistics ranging from the procurement of parts and materials by manufacturers to the delivery of finished products to the point of sale.

### How are you tackling the major changes in the financial and logistics market and making strategic moves for the future?

In the finance business field we are now facing a great transformation in our operating environment, as typified by the emergence of mega-banks. In the investment advisory business, we are developing distinctive investment products that only a *sogo shosha* [integrated trading company] could create, in order to respond to the diversification of personal investment needs that emerges as the baby boomers reach retirement age. One example is the commodity index fund that we have developed along with Daiwa Asset Management, tapping our store of expertise as the biggest domestic player in the precious metals and energy derivatives markets. Thanks to the steady growth of this fund, the volume of our assets under investment management topped the ¥100 billion mark as of the end of fiscal 2005 [March 2006].

On the logistics side, we have developed a set of strategically placed logistics centers in China, where many Japanese manufacturers have set up operations in recent years. We are also working to develop a land transport route to link China with Southeast Asia, where we already have a logistics network in place. In April we consolidated three logistics-related subsidiaries, creating a setup that can offer logistics services seamlessly in Japan and overseas.

### How are you working toward realizing "prosperity and dreams"?

In addition to businesses of our unit that I have been talking about, we are also executing the business such as developing and supplying industrial parks in Southeast Asia. This involves major investment risks, and I believe that only a *sogo shosha* can manage such multifaceted risks. We have undertaken this business in Indonesia, the Philippines, and most recently in Vietnam. Although the day-to-day management of these projects is so challenging for us due to the continuing difficulties in the areas such as labor relations and community affairs, it is also satisfying because you can directly sense that it contributes to regional development by creating jobs and opportunities for earning foreign currency.

The businesses that our unit is working on are multifarious, but I think each business has a common feature that they offer sophisticated functions that can help our business counterparts and customers to achieve affluence and realize dreams. Also, I believe that tackling these challenging tasks is the way for the members of the Financial & Logistics Business Unit to prosper and realize their own dreams.

# Looking Ahead While Carrying On a Proud Legacy

The Construction & Real Estate Division is heir to a tradition dating back to the foundation of Sumitomo Corporation's predecessor, Osaka Hokko K.K., as a real estate developer in 1919. Today the division is carrying on this valuable legacy as it aims for further growth and development. We present a report from Chiaki Noda, Corporate Officer and General Manager of the Construction & Real Estate Division.

Senri Chuo train station area redevelopment project in Senri New Town, Osaka



**Construction & Real Estate Division**


Integrated developer
SUMI
TOMO
SHO
JI
Residential (condominiums)
Housing & Urban Development Business Dept.
43 employees
Sumisho Tatemono Co., Ltd.
274 employees
Partnership
Strategic Real Estate Business Dept.
Real Estate & Construction Dept., Osaka
39 employees
Commercial
Retail Facilities Dept.
26 employees
Sumisho Urban Kaihatsu Co., Ltd.
113 employees
Office buildings
Building & Overseas Real Estate Business Dept.
39 employees
Sumisho Building Management Co., Ltd.
135 employees
Planning and development
Management and operation

Sumitomo Corporation is now one of Japan's top *sogo shosha*, or integrated trading companies, but its roots go back to Osaka Hokko K.K., founded in December 1919 to undertake large-scale development of the waterfront industrial district on Osaka's northern port.

In 1944 this company was merged with Sumitomo Building Co. and renamed Sumitomo Real Estate and Building Co. The next year, following the end of World War II, the Sumitomo Group decided to embark on full-scale trading company activities, and this company was seen as offering a good base for the new undertaking. At this point it was renamed Nippon Kensetsu Sangyo Co., Ltd.

The company took its present Japanese name of Sumitomo Shoji (literally, "Sumitomo Trading") Kaisha Ltd. in 1952, and it changed its English name to Sumitomo Corporation in 1978, but as this history indicates, the construction and real estate business is the original core of its operations. And back when it first started to function as a trading company, more than 80% of its earnings came from the real estate business.

The organization that is now conducting this business within Sumitomo Corporation is the Construction & Real Estate Division, which has carried on the original core ever since the postwar transformation into a trading company.

## A Track Record of Firsts in Japan

The operations of the Construction & Real Estate Division have four major components, each corresponding to one of the four Chinese characters used in "Sumitomo Shoji." One is our condominium business, corresponding to *sumi* (to reside). Another is our development of partnerships, corresponding to *tomo* (friend). The third is our provision of commercial facilities, corresponding to *sho* (commerce). And the fourth is our office building business, corresponding to *ji*, as in *jimusho* (office).

Managing activities with foresight and flexibility is a feature of Sumitomo Corporation as a whole, but the pioneering spirit of our company has displayed itself with special strength in the field of residential development, which is handled by the Housing & Urban Development Business Dept. Our involvement in this field dates back to 1955, when we started developing residential sites in Osaka. In 1964 we marketed the first private-sector condominiums in the Kansai area (encompassing Osaka and the neighboring prefectures), called "Maison Nishinomiya." Since then we have built and sold condominiums in the "Heim" series in the Kanto area (Tokyo and environs) and in the "Maison" series in Kansai. Recently we have won wide attention with our development of the tallest set of condominium towers in Tokyo, with 2,800 units, which we have advertised with the slogan "I Love New Tokyo." So far we have supplied a total of about 30,000 condominium units.

**Condominiums Marketed (cumulative)**


Kansai: Maison series since 1964
Kanto: Heim series 1966
Kanto area
Kansai area
20,000
10,000
1964
1967
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
2003

Few companies have been in the condominium business as long as Sumitomo Corporation.

In the past, until about the mid-1960s, it was standard for people to buy condominiums only after seeing the completed units. Our company was the first to have people inspect model rooms and make their purchases before the completion of construction, the style that has now become the standard practice. We also undertook many other innovative moves, such as the development of housing loans in conjunction with Sumitomo Bank (now part of Sumitomo Mitsui Banking Corp.). Our company was the first to adopt seismic-isolation construction to protect condominiums from earthquake damage. The high level of seismic resistance of our condominiums was clearly shown at the time of the Hanshin-Awaji Great Earthquake, which struck Kobe and its environs in 1995.



Chiaki Noda, Corporate Officer and General Manager of the Construction & Real Estate Division

# I NEW TOKYO

## Consultation Services for Property Owners

Moving on to *tomo*, or partnership, our division provides comprehensive real estate consultation services through the Strategic Real Estate Business Dept. and the Real Estate & Construction Dept., Osaka.

As a result of our many years of involvement in the real estate business, we receive many and varied requests for advice about putting land to good use. We respond with proposed solutions based on our special know-how, considering such possibilities as multipurpose redevelopment using securitization. In the case of land suited to construction of a commercial facility, we will not only build the facility but also help find the tenants needed to make it a successful business. We can also help find financing at the best possible terms through our network of connections with overseas institutional investors and financial institutions. All this is possible for us to do because of our unique capabilities as a *sogo shosha*, including our extensive network of business ties.

Another aspect relating to *tomo* is our build-to-suit, or BTS, system. This involves development by Sumitomo Corporation of a facility in line with the wishes of the user or users, with ownership resting in the hands of investors. It is used for logistics facilities and the like in the United States. We have applied this, for example, to supermarket facilities, making it possible for retailers to open new stores without investing large amounts of their own money. This approach has also drawn wide attention.

## Commercial Facility Operations

Next comes *sho*, the commercial side of our operations, handled by the Retail Facilities Dept. We are currently involved in 10 commercial facilities, such as shopping centers and outlet malls, in the greater Tokyo area, Kansai, the city of Sendai, and Gumma Prefecture. These include a variety of projects embodying our wide-ranging development know-how, like "Decks Tokyo Beach," which is a tourist-drawing facility in the Odaiba district of Tokyo, and Universal CityWalk in Osaka, which is an entertainment-focused commercial complex.

Another project undertaken by our company is Harumi Island Triton Square, where we are now renting space for our corporate headquarters and the offices of a number of affiliates. This is a complex that includes office towers, commercial facilities, and residences, and the approaches to each type of facility are designed to match the type of use: a lively feeling for the approach to the com-

**Essentials of BTS**


Networking
Commercial users
Investors
BTS development, based on integration of multiple functions
Example of commercial development
Decks Tokyo Beach
Purchase and sale of assets
Development
Solutions

**Through the build-to-suit (BTS) business program, we offer multiple functions in integrated form to meet the needs of distributors and retailers.**

mercial section, contrasting with the quiet feeling of the approach to the residences. And if you look down from the office towers, you can see that the roof space, which tends to be rather neglected in this sort of development, has been carefully landscaped with flowers and greenery. In other words, the buildings here have been designed to be attractive not just from the four sides, north, south, east, and west, but also from the top. No other company can match Sumitomo Corporation in terms of our expertise for planning a complex with this sort of deliberate overall design, making it real, and then carrying out its operations, including leasing to tenants. Everything we do is with a view to creating facilities that can continue to be used for 50 or 100 years.



## Steady Earnings from Office Buildings

Last we come to *ji*, which stands for our office buildings. These are the responsibility of our Building & Overseas Real Estate Business Dept. We have over 300,000 square meters of superior rental space, mainly in the Tokyo and Osaka areas, including the Queen's Square development in Yokohama, and this is a source of steady earnings.

Demand for office space is currently strong, and we are hoping to undertake major new projects involving the redevelopment of existing buildings, factories, and other properties so as to build up a solid operating base for the future.

## Actively Pursuing International Opportunities

An area that the Construction & Real Estate Division is now pursuing with special energy is large-scale multipurpose-complex development. With the transformation of the industrial structure, companies have been moving toward streamlining of their existing production and distribution facilities, and this has generated increasing numbers of potential redevelopment projects. We are taking this as a business opportunity and moving ahead with multipurpose-complex development tapping the store of know-how concerning development, management, and operation of office space, commercial facilities, and residences that we have built up over the course of many years.

A prime example is the project to redevelop the area in front of the Senri Chuo train station in Osaka. With the passage of 40 years since the original development of Senri New Town, the area's facilities were showing their age. We are directing a consortium of major companies in the Kansai region in a large-scale redevelopment project here. Another major project being handled by the Construction & Real Estate Division is Shirokane Aer City/ Shirokane Tower in Tokyo's Minato Ward, which harmoniously combines a high-rise condominium tower, an office building, and factories.

We are also ambitiously developing markets overseas. Our starting point was the United States, where our initial undertakings included an office building operation in New York and sales of housing lots in Atlanta; more recently we have also developed office building operations in Jakarta and elsewhere, and we have been building and selling condominium units in Shanghai. Currently we are interested in Vietnam.

Japan's population has started to shrink, and if we limit ourselves to domestic operations, we are bound to experience a decline over the long run. We will probably be focusing even more on overseas markets from now on. But I hope and expect that in our international business, just as with our domestic business, we will pay close attention to the information that comes in from the front lines, analyze it calmly and objectively, and make decisions accordingly. I want to see us keep our feet firmly planted on the ground as we develop our business overseas.

## Staying on the High Road

Working means offering value to society. Earnings are what society returns in payment for this value. And I believe that the prime sites for creation of value are not office desks but the front lines of business. We will continue to stress the prime importance of the front lines with our slogan of "Hands on."

Also, I want us to continue to follow our own convictions and approach our work openly and squarely—in other words, to consistently take the "high road." Even if it is longer than another route, if it is indeed the high road, we must follow it without going astray. The Construction & Real Estate Division takes it as an important precept to keep moving ahead squarely at all times, without shame or deceit. If one does everything one should do openly and squarely, there will be no need to regret the results. My own philosophy is encapsulated in the Japanese saying, "Do your best, and trust Providence with the rest."

# Sumisho Drugstores

The retail trade in Japan traditionally centered on small owner-operated shops of various sorts. In recent decades, however, the scene has changed substantially in response to the changing times and to Western influence. Supermarket chains have spread across the nation, and mass merchandisers have also made their presence felt.


DRUG STORE
Tomod's drugstores are mainly located in metropolitan areas.

It was against this backdrop that Sumisho Drugstores, Inc., was launched in 1993. Since then the company has maintained a consistent commitment to providing support for a key element of medical care, namely, the supply of pharmaceuticals and related products, and it has worked to win the loyalty of customers by operating stores that offer goods to help them live healthy and comfortable lives.

## Balancing Specialization and Convenience

Sumisho Drugstores now operates three chains, Tomod's, American Pharmacy, and Medico, with a total of 70 stores, and it has annual sales of ¥26.1 billion. Tomod's and American Pharmacy, which operate mainly in metropolitan areas, specialize to a high degree in pharmaceuticals and related products, much like drugstores in the United States and Europe. In addition to filling prescriptions, they offer over-the-counter medicines, dietary supplements, and cosmetics. The stores of the Medico chain, which are mainly in the suburbs, feature over-the-counter medicines but also cater to customers' needs with a variety of other products, including cosmetics, toiletry goods, everyday sundries, and foods. The goal is to offer the convenience of one-stop shopping.

Given Japan's declining birthrate and aging population, it is widely predicted that the nation's public health insurance system will come under increasingly severe financial strain in the years to come. The authorities have already moved to hike the share of medical costs borne by users, and individuals will probably be required to pay even larger amounts in the future. Over the long term, this can be expected to foster a greater sense of personal responsibility for one's own health and to promote reliance on self-medication. People will be doing their best to counter the effects of aging and to maintain their health, and Sumisho Drugstores' stores stand ready to assist them with their lineups of OTC medicines, supplements, and health foods.

## Experienced Pharmacists to Support Medical Care

In the past it was common for Japanese hospitals and clinics to dispense prescription medicines directly to their patients, but now, in line with the increased specialization of functions within the field of medical care, it has become standard for prescriptions to be filled by outside pharmacies. In response to this development, Sumisho Drugstores has been building up its staff of experienced pharmacists, offering both prescription-filling services and other forms of support, such as consultation about medicine and the management of medication histories. It has also been building close ties with local pharmacists' associations and working to strengthen the trust placed in its drugstores by both medical institutions and consumers. The company intends to keep expanding its pool of pharmacists with both specialized expertise and personal sensitivity, thereby supporting the provision of good medical care and maintenance of personal health.


PRESCRIPTIONS
Prescription departments play a key role in providing good medical care.

Sumisho Drugstores aims both to serve as a provider of pharmaceutical and related needs and to offer convenience to consumers as a retailer. To meet these objectives, the company intends to keep adding new stores to its chains and expanding its business.



おすすめ品
The product lineup balances specialization with consumer convenience.

# The New Personnel System: Tapping the Potential of Younger and Older Employees

*Sumitomo Corporation implemented a major overhaul of its personnel system this April. We spoke with Ichiro Miura, Executive Officer and General Manager, Human Resources Development & Information Management Group, about the objectives and features of the new personnel system.*

**SCN: Could you tell us about the background to the revision of the personnel system?**

**Miura:** The personnel system that we introduced in April 2000 was based on the fundamental concepts of "tapping the powers of each person to the utmost through respect for the individual and through the rigorous application of self-responsibility at the individual and organizational levels" and "seeking to expand the company's earning power and total resources and to have each employee achieve prosperity and realize dreams through correct assessment of performance." This system was successful to a certain degree in improving transparency and implementing compensation in line with productivity, but we encountered some opinions calling for revision in surveys of employee sentiment, discussion group sessions, and other forms of feedback. These mainly concerned the operation of the grade and assessment systems, but in order to address the problem points while at the same time moving to implement the fundamental concepts I just mentioned, we concluded that we needed not just to revise the system within the existing framework but to rebuild the framework itself.



Ichiro Miura, Executive Officer and General Manager, Human Resources Development & Information Management Group

**SCN: What is the thinking underlying the new system?**

**Miura:** In order for the SC Group to keep up its sustained, dynamic growth, it's essential to increase our human resources power. This means that we need to recruit, develop, and utilize human resources, which are our greatest corporate resources—meaning that we must expand and strengthen our pool of personnel both qualitatively and quantitatively—and also that we need to think about ways to draw out the special talents of each individual; at the same time we have to create a working environment in which all employees will feel lively and motivated from day to day and enjoy a more fulfilled working life. For this purpose we wanted to pursue two aspects: getting employees to make their own efforts based on a strong desire for further growth and having superiors and colleagues in the workplace support these efforts. Another consideration was to eliminate the problems in the grade system, which tended to operate on the basis of seniority, so as to create an environment in which all employees could tap their talents and capabilities regardless of age; we also wanted to get rid of the rigidities in the assessment system, including seniority-based provisions and assessment-share controls, and institute a setup that would be well understood and accepted, realizing truly fair compensation in line with productivity. These were the basic ideas that guided us in designing the new personnel system.

When you have a management style that seeks to make employees conform to the system, you get tidy results, but you're likely to nip off some of the capabilities and talents that individuals possess. The approach of the new system is to tap individual potential to the fullest degree by having superiors and staff members interact with each other earnestly. If this system works as intended, it can maximize our total power, but it's a very challenging process, because it relies on the accumulation of individualized management rather than the application of an across-the-board set of procedures. The key to the entire system lies in understanding and trust between superiors and staff members based on smooth communication.

**SCN: What are the specifics of the new system?**

**Miura:** First let me explain about the grade system. Up to now we've been applying a system of "functional qualifications," based on which the compensation of individuals was determined on the basis of the growth of their capabilities and the number of years of experience they had, regardless of the contents of their actual current jobs. As a result, there emerged some mismatches between job contents and grades. In order to rectify this, one option we considered was to adopt a "Job-based Grade System" directly linking posts and compensation. In that case, though, assignment to a different post would automatically mean a change in compensation, and this would be liable to create rigidity in the rotation of human resources.

To avoid the problems of these two approaches, we came up with a system of basing compensation on the size of each person's *kitai yakuwari*, or "expected role," which we define as "the role of each employee for the sake of the company's sustained growth and the achievement of the goals of each organization toward that end." But I'm afraid that this may be a bit hard to understand. [*Laughs*] To put it more simply, it refers to each person's job assignment. Specifically, the idea is to bring out employees' desire to grow by having the superior assign them roles that will make them stretch a bit; this involves having the superior look at each employee's capabilities and talents and also consider his or her track record and expected future potential. So the size of the "expected role" is not determined just by

the post, nor is it determined just by the employee's ability. These expected roles are classified by size into five grades. An employee's grade may go up or down depending on the size of his or her expected role, but as we see it, the important point is for all employees to work hard at their assigned jobs and achieve growth so as to expand their expected role.

Next is the assessment system. Here we swept away the concept of "promotion." Our goal was to get away from the type of assessment in which promotion is considered to be standard, which is liable in practice to operate as a seniority system, and switch to an arrangement that would be better understood and accepted. In addition we introduced a new system of "Human Resources Assessment," which aims at promoting serious discussion between superiors and staff members about each person's medium-to-long-term career development. Through this process we want superiors to provide support for their employees' career planning and to achieve human resources development based on a clear view of each employee's future. At the same time, these changes have allowed us to establish the appropriate infrastructure for taking in mid-career hires, whose numbers have been increasing in recent years. This is because it is possible to grade people appropriately in line with their actual ability regardless of years of service or age.

In regard to the move to "eliminate the concept of age" from the personnel system, we made sweeping changes in the systems relating to senior employees, consisting mainly of those aged 50 or above, with the aim of having them play a more active role. Currently there is a feeling of personnel shortage throughout the company, and we have a sense of crisis that the lack of human resources may become a bottleneck hindering achievement of our growth strategies in the future. So we want to have our senior employees make the fullest possible use of the rich stores of experience and know-how that they have built up during their years with the company, serving as an internal pool of immediately deployable resources. This will add depth to our pool of human resources and help us establish a competitive lead over our rivals.

**SCN: Please tell us about your aspirations for the future.**

**Miura:** The new personnel system will expand the opportunities for assignment of young people to posts of responsibility, and it will also promote the provision of positions for senior employees matching their abilities and experience. I hope to see a form of role sharing that transcends age, combining the advancement of younger employees and the active involvement of senior employees, through an integrated approach by superiors and staff members in each workplace, all thinking seriously about how to make good use of the talents and abilities of each individual. In this way I hope we can enhance employees' feelings of fulfillment and satisfaction, create vibrant workplace environments in which people's seriousness is combined with friendly mutual support, and thereby achieve further growth and advancement both as individuals and as a company. SC

**How "Expected Roles" Work**


Company/Organization
Employee
Company policies & plans
Organizational policies & goals
Past performance & experience
Abilities & talents
Current job content
Hopes, ambition for growth
Superior's expectations & development policies
Expected role
(Individual job assignment)
—Monthly salary
Personal goals
Assessment of results
—Bonuses

**Outline of Grade System**


Class A management employees
Mgmt. group A
Mgmt. group B
Business leader group
Professional staff group
42
Class B management group (2 years)
40
Class C management group (4 years)
36
Class D management group (4 years)
32
Class A career group (4 years)
28
Class B career group (6 years)
22
Standard ages
Old system
Grouping into five grades
G1
G2
G3
G4
G5
Class A career-track group
32
Class B career-track group (6 years)
26
Class C career-track group (4 years)
22
Standard ages
New system

# Sumisho Airbag Systems Co., Ltd.

## Contributing to automotive safety is the mission of a young company in Nagasaki

Sumisho Airbag Systems Co., Ltd., was established in November 2004 in Matsuura, Nagasaki Prefecture, as a three-way joint venture. Sumitomo Corporation is in charge of corporate management, while manufacturing is handled by Suminoe Textile Co., Ltd., Japan's leading manufacturer of auto interior materials, and Asahi Kasei Chemical Corp. helps develop new materials and provides technical support.

### Contributing to Automotive Safety

The side-curtain airbags that this company produces are not yet that widely used, but they have recently attracted attention because of their ability to greatly reduce the effects of side-impact collisions. It has been reported in the United States that Sumisho Airbag Systems–type airbags could prevent 40% of the deaths from auto accidents, and

**Capital stock:** ¥1.5 billion

**Equity shares:** Sumitomo Corporation 64.7%, Suminoe Textile 33.3%, Asahi Kasei Chemicals 2.0%

**Founded:** November 2004

**Plant completed:** March 2005

**Employees:** 60 as of April 2006, expected to rise to 220 as of 2008

**Building area:** 10,000m²

**Site:** 26,000m²





Sumisho Airbag Systems' employees

there is a strong possibility that their installation will be made mandatory from 2010 on, on a phase-in basis. Japanese and other automakers are therefore now moving to make side-curtain airbags standard equipment, and demand for them is increasing sharply, particularly in Europe and North America. In the United States these airbags are being installed in about 20% of newly manufactured automobiles; currently in Japan the share is only 5%, but it is expected that this figure will reach almost 100% by 2010. And the global market for the devices, currently amounting to about ¥64 billion, is seen as more than doubling to about ¥140 billion by then.

Backed by a cooperative effort with Autoliv AB of Sweden, the world's top maker of side-curtain airbags, Sumisho Airbag Systems uses one-piece woven, or OPW, technology for its products. This involves using what is called a Jacquard loom to weave the complete airbag cushion out of nylon yarn directly off the loom in one process, after which it is coated with silicone. Sumisho Airbag Systems was the first and is still the only company in Japan utilizing this technology. The company has so far completed about 50% of its plan for installation of production equipment, but it will be increasing its capacity over the next two years with total investment of almost ¥5 billion. It expects to turn out 4 - 5 million airbags a year and to have sales of ¥10 billion.

### Local Expectations

The establishment of this major auto-related enterprise has given rise to great expectations in Nagasaki, where it is located. The prefectural governor and many others have come to see its facilities. Quality is the top priority at Sumisho Airbag Systems; it is still a young company, but its people are hard at work, eager to contribute to automotive safety.



Production in progress



An impressive array of ultra-modern equipment

**COMPANY PROFILE**

**Name:** Sumisho Airbag Systems Co., Ltd.
**President:** Takeo Ando
**Address:** 851-11 Tsukinokawacho Shimomen, Matsuura, Nagasaki Pref. 859-4536
**Telephone:** +81-956-27-9111
**Business:** Production of side-curtain airbags for cars


WAM!NET

# Safe Delivery of Large Files

While the twenty-first century has turned into an era when everyone makes daily use of computers and mobile phones, uncertainty remains about how best to transmit big and bulky data files in a secure and reliable fashion. One answer is provided by a network communications business born in the United States and now growing in Japan.

(Plain Talk)

**Plain Talk**

These days there must be few people who have never had occasion to include an attachment, such as a document or photo, together with an e-mail message they were sending, whether from a computer or a mobile phone. And there also must be few people who have not at least once, for one reason or another, had the message bounce back.

Many of us have had an even more troublesome experience. Having failed to get the attachment to the intended recipient even after signing up with an Internet file transfer service and ascertaining the recipient's ID and password to access his or her server, we have been reduced to burning the file onto a CD and having it physically transported to the recipient by a courier service.

The service we introduce in this issue's Plain Talk undertakes to deliver big and bulky data files to any destination in the world. We expect you will find that this is a convenient, efficient, and secure service, one whose cost is quite reasonable.

## Delivering Data to the World

When talk turns to big and bulky files, what comes first to your mind? Photos and music, we venture to guess. This is the kind of content one normally provides by burning it onto an optical disc. Take the case of the music industry. When a foreign music recording is to be prepared for distribution in Japan, the first step is to have the master tape airmailed here. Any photos and designs for the CD jacket must also be mailed. The printing process involves an assortment of companies and individuals, including designers, photographers, editors, and printers, and all need to share the same images and information. At this stage, too, physical delivery has been the normal procedure.


Internet
DANGER

The problem digitalization presents at this point is not just one of file sizes. There is also the worry that digitalization may alter or corrupt the quality of the music or the visual material.

Now a service supplied by WAM!NET Japan KK, a subsidiary of Sumitomo Corporation, offers relief from all such concerns. Short for "Wide Area Media NETwork," US-born WAM!NET is a content delivery service that sends music, image, and other digital material around the world without any loss of quality.

The founders of WAM!NET began with an intimate acquaintance with the business of the graphics industry. Initially even material converted into a digital format was physically conveyed to clients in distant locations, making use of airmail and other transport means. If they could come up with an easy and secure way of sending even large files through a telecommunications network, the founders realized, they would be able to save time, improve work flows, and make a contribution to the graphics industry. Despite all the money being invested in digitaliza-

**Wide Area Media NETwork**


From in-house local area networks and corporate intranets
Among domestic offices
To overseas counterparts
Web browser
In-house LAN
Internet
Internet VPN
Dedicated line, ATM
From an in-house network
From a corporate intranet
WAM!NET
Global network
Dedicated line, ATM
Internet VPN
Sending and receiving terminal
Network access device (Gateway server)
In-house LAN
Server for sharing and storing digital contents
Network access device (Gateway server)
Sending and receiving terminal
Intranet

tion, they found, many firms were still relying on traditional means for the transport of the data they produced. This persuaded them that an accessible and convenient network represented a great business opportunity, and the rest is history.

## Purple Boxes and Dedicated Lines

With the network's worldwide reach, huge capacity, and assured security, all sorts of industries are making use of it, not just music and publishing but also, for instance, the game, video, and medical industries.

How is WAM!NET being put to use in the world of entertainment? The service called Direct! rents out dedicated lines and a piece of hardware known as a purple box, inside of which are a router, a server, an uninterruptible power supply, and other devices needed for communications. Digital files sent between the users of Direct! do not go over the Internet, which relies on public lines. Dedicated lines make it a safe and secure service. Direct! is used for sending and receiving digital files. It has an Internet Gateway through which large files originating from a regular Internet browser can be sent to their destination by a file server within the WAM!NET center, and it has a "Workspace," which is also accessible from a regular browser, where large amounts of data can be stored in a file server within the center.

The Internet Gateway is reached from a regular browser. First the sender uploads a large file on the file server in the WAM!NET center, and notifications of the upload are automatically sent to designated destinations. Upon receipt of the notification, authorized users can download the file into their computer.

This service is being put to use effectively in publishing, printing, and other industries in which work frequently involves multiple processes and individuals. Publishing firms report that by renting purple boxes and a dedicated line, they can exchange digital data smoothly with writers and designers and send the results on to printing firms.

## Counting Up the Merits

WAM!NET has deployed its network worldwide for the secure and reliable delivery of large data files. And it also has some other great services.

When companies have differing security policies, it may be impossible for them to exchange data. And it is no easy matter to reconcile such policies. Complicating the situation is that while cyberspace is open for business 24 hours a day, there is a limit to how long we mortal human beings can monitor what goes on within it.

The network supplied by WAM!NET, though, is supervised round the clock 365 days a year, and user support is always available. It is possible to track from where and to whom data was sent and what its current status is at the places of its receipt. These are not optional services, moreover; they come as part of the standard package.

In this way we find that WAM!NET is suited to the delivery of large and bulky data files to destinations anywhere in the world, that it is available round the clock every day of the year, and that it offers security



and reliability. In addition, there are hidden merits of making the switch to digitalization. To rely on couriers for the delivery of files to the firms and individuals one is working with is a troublesome business, since somebody must make all the preparations and keep track of what has gone where. With WAM!NET, though, all such complications are removed, and there is also a major cost saving in not having to pay for a courier service.

The track record WAM!NET is building up attests to the high level of its technological sophistication. Compared with companies in the United States, however, Japanese firms have been slow to make the switch to digitalization. In the entertainment industry and elsewhere, confusion about what should be done is still to be seen. Much remains to be done to acquaint people with the existence of this new type of business and to familiarize them with the true merits of the services WAM!NET offers.

This article was written with co-operation from Taketo Kokubo of WAM!NET Japan.

# HOMETOWN HIGHLIGHTS

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

## Where Tradition and Modernity Meet

TIANJIN

*Zhang Hui*



Tianjin is one of the People's Republic of China's four major municipalities under the direct jurisdiction of the central government. Located about 140 kilometers southeast of the capital, Beijing, Tianjin is northern China's biggest port city, boasting a population of 9 million. In contrast to China's 4,000 years of history, the history of Tianjin stretches back only 600-odd years. Nevertheless, it is a city of great distinctiveness.



A restaurant famous for its steamed meat buns

One story of how the city received its present name is that an emperor during the Ming dynasty (1386–1644) was traveling down the Haihe River by boat. When he reached the river's mouth, he was impressed by the sight of the vast ocean. He gave the site the name Tianjin, "Heaven's Ford," to indicate that the "son of heaven" (the emperor) had been there.

The cuisine of Tianjin, and of northern China in general, is saltier than that of southern regions. Local specialties include *goubuli* (steamed buns stuffed with chopped meat), roasted chestnuts, deep-fried bread, and fried rice cakes.

Like other big cities around the world, Tianjin is a place where tradition and modernity meet and mingle. It is northern China's biggest base for heavy, chemical, automobile, and information-technology industries. As the hub of northern China's economic growth, the region around the port of Tianjin is destined to continue to transform itself.



The company soccer team

During the 2008 Beijing Olympic Games the soccer preliminaries are to be held in Tianjin. I hope football fans from around the world will converge on this vibrant city.

## Turin: Passion Lives Here!

TURIN

*Angelo Savio*



Turin—strong and secure, old and traditional, bold and proud, yet simple and innovative—has both shaped and been shaped by its inhabitants. The "Torinesi" feel proud of their city and expect it to serve as an extension of their own parlors.

It is this elegant and refined civic parlor that comfortably accommodates the Mole Antonelliana, the city's great architectural landmark since the nineteenth century and today home of the National Museum of Cinema, alongside striking and vibrantly used squares like Piazza Carignano, redolent of Italian history, and Piazza San Carlo and Piazza Castello, both magnificent stages of events and celebrations.

Museums brimming with contemporary art are at ease in the capital of design. Parks and tree-lined avenues provide interludes of greenery. Churches, historical theaters, libraries, and bookshops splendidly dispense the charm of time.

Piazza Carignano





Turin at night

The locals feel an extraordinary determination to carry on the tradition of the great architectural and cultural transformations of Turin, a regional capital with global ambitions. So it has been since the aristocrats built their splendid baroque palaces and since the Savoy, the royal family here from time immemorial, decided to unify Italy under their rule, giving the city an appearance fit for the country' first capital in 1861. And so it has continued to be since the automotive industry made Turin Italy's manufacturing capital and spurred a demographic explosion supported by wealth and innovation. During this surge the city also transmitted much to the rest of the country, including the delectable art of chocolate and the modern media of radio, television, and film.

Hosting the XX Olympic Winter Games has further transformed Turin and heightened the desire of the Torinesi to display the renewed charm of their city—the place where Japan's Arakawa-san was "queen for a day" on the ice, the place where passion lives on.

# Helping Those with Disabilities to Support Themselves

Sumitomo Corporation is contracting work from "Sawayaka Work Chuo," a facility of Tokyo's Chuo Ward (where our corporate headquarters are located) that aims to provide a workplace for people with disabilities, helping them support themselves and participate in society. People with disabilities who want to work but have not been able to find jobs can come to Sawayaka (meaning "fresh") Work Chuo, where employees and volunteers help them acquire the necessary skills for doing light work and undertaking creative activities, along with the ability to interact with others socially. Here one finds people applying themselves seriously and diligently to various tasks, such as inserting products into clear plastic bags and putting together storage boxes of various sizes.





Presenting wash cloths to a facility for the elderly

## Making Wipe Cloths

We in the Philanthropy Team, Corporate Communications Dept., have been collecting unneeded towels within the company and from employees' homes. The participants in the Sawayaka program sew these into wipe cloths, which are then presented to facilities for the elderly within Chuo Ward. These facilities are very happy to receive the wipe cloths, because they use a lot of them for everyday purposes, such as wiping the wheels of wheelchairs when they are brought in from outside. When they are presented, participants in the program go along and directly hand the carefully made cloths to elderly people at the facilities. For these people with disabilities, this experience of handing over what they have made and seeing how the items are appreciated offers a good supplement to the light work they do in the Sawayaka program.

## Good Practice for Regular Jobs

In addition, we are contracting other light work to the Sawayaka facility, such as envelope stuffing, which the participants do at a meeting room in our company headquarters. Since Sawayaka Work Chuo aims to help the participants find regular jobs, it is reportedly good practice to have them come to an ordinary company like ours and do work. On the days when they are scheduled to work at our headquarters, many of the participants arrive at the Sawayaka facility a bit more nervous than usual, but full of spirit. We are very pleased to be receiving the sincere services of the participants and at the same time to be assisting toward their self-support—truly a cooperative relationship.



Making wash cloths at Sawayaka Work Chuo

## A Sweet Sale at Sumitomo

On the day before Valentine's this year we held a sale of cookies and other sweets from an independently incorporated outlet of the Swan Bakery chain in Jujo, Tokyo, and from Okashiya Palette. Swan Bakery is a chain established and supported by the Yamato Welfare Foundation; Okashiya Palette is a nonprofit organization providing workplaces for people regardless of disabilities. Though most welfare facilities offering work for people with disabilities pay extremely low wages, Swan Bakery has established a system under which it is able to pay ¥100,000 a month.

The sale at our company was a great success. People with disabilities dealt with customers and operated the cash register, and they sold as many as 600 items in two hours. Many of the products made at workplaces for the disabled are of good quality, but consumers ordinarily have few chances to learn about them. We hope to do our bit in helping these products reach more people, and we hope that readers of SC News will search out and try products from similar workplaces in your own areas.

—Philanthropy Team,
Corporate Communications Dept.

The workers of Swan Bakery and Okashiya Palette



*Quito*

# CAPITAL OF WONDERS: EQUATORIAL AND ELEVATED

For most people in Japan, Ecuador conjures images of the Galapagos Islands, bananas, Panama hats, and Hideyo Noguchi, the Japanese bacteriologist who visited here in the early twentieth century to find a vaccine for yellow fever. Though Quito, the capital, is located very close to the equator, it is far from what one would ordinarily expect from a tropical city. At an altitude of 2,850 meters, it is the highest site of any city where Sumitomo Corporation has an office, and here one experiences many distinctive phenomena related to the special location.

For one thing, the air is thinner; the amount of oxygen in a given volume is about a quarter less than at sea level. People who arrive from low altitudes find themselves waking at two-hour intervals during the night, and even those of us who have been posted here for some time still find that our sleep is shallow and our physical condition varies considerably from day to day. Alcohol packs a stronger punch. Even the process of thinking seems to work differently: If you're interrupted in the middle of a sentence, you may well not be able to remember what you were trying to say. These are a few of the effects of the thin air.



Quito view from the ropeway to a nearby 4,050 m peak



This 301-yard hole can be an easy drive for the strong hitter in the thin air, but don't slice or hook.

On the positive side, golf balls fly further. A compatriot of mine with a strong swing regularly overdrives his ball on a 301-yard hole. But if you slice to the right, you're out of bounds into the mountain, while a string of ponds await a ball that hooks to the left, so most people play it safe with short strokes.

A ropeway that opened just last July takes you in just 15 minutes to the peak of a 4,050-meter-high mountain, easily topping Japan's Mount Fuji (3,776 meters). This peak has become a new tourist attraction, complete with coffee shops and souvenir stands—along with an oxygen bar for the short of breath.

### An easy way to lose weight

Outside Quito there is a monument called La Mitad del Mundo, or "the middle of the world," marking the equator. Nearby one can see an experiment using a basin of water with a hole in the bottom. In the northern hemisphere water swirls clockwise as it goes down the drain, and in the southern hemisphere it goes counterclockwise. How about on the equator? It goes straight down without swirling either way. You can also (for a bit of money) use a scale to weigh yourself. Things are lighter at the equator; they say that a person weighs about 2 kilograms less here. Any of you who want to lose some weight should come and see!

Most places near the equator have temperatures running above 30°C. But temperatures decline about one degree with each 200 meters of altitude; in Quito, with an elevation of 2,850 meters, that means a drop of 14 degrees. As a result, the climate here is like that of a highland resort year-round, reaching only about 20°C even during the day.

If you would like to enjoy these and other Ecuadorian wonders, take the time for a visit to Quito!

—Hiroshi Fukushima
Sumitomo Corporation del Ecuador S.A.



Monument marking the equator

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku
Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english